SECURI ISSION

05038642

SEC FILE NO.
8-065476

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2005
202

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (mm/dd/yy) AND ENDING 12/31/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONTEREY TRADING GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

9777 BLUE LARKSPUR LANE, SUITE 201
(No and Street)

MONTEREY	CALIFORNIA	93940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIDNEY J. DORR (831) 645-9500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **SIDNEY J. DORR**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MONTEREY TRADING GROUP, LLC** as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

IN-SUK SUH
Commission # 1542686
Notary Public - California
Monterey County
My Comm. Expires Jan 8, 2009

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Monterey Trading Group, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Monterey Trading Group, LLC
Monterey, California

We have audited the accompanying statement of financial condition of Monterey Trading Group, LLC (the Company) as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monterey Trading Group, LLC at December 31, 2004 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 1, 2005

Monterey Trading Group, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 7,557
Due from clearing organization	25,981
Deposit at clearing organization	100,000
Commissions receivable	55,345
Property and equipment, net of $4,986 accumulated depreciation	4,710
Prepaid expense and other assets	1,274
Total assets	$ 194,867

Liabilities and Members' Equity	
Accounts payable and accrued expenses	$ 21,857
Commissions payable	7,836
Total liabilities	29,693
Members' equity	$ 165,174
Total liabilities and members' equity	$ 194,867

See independent auditor's report and accompanying notes.

Monterey Trading Group, LLC

Statement of Income

For the Year Ended December 31, 2004

Revenues:	
Commissions	$ 1,874,323
Trading	(18,347)
Interest income	1,134
Total revenue	1,857,110
Expenses:	
Clearing costs	337,316
Compensation and other benefits	202,096
Quote fees	110,135
Communications	26,518
Rent	20,040
Professional fees	13,498
Depreciation	2,598
Interest	1,122
Other operating expenses	31,587
Total expenses	744,910
Income before taxes	1,112,200
Tax expense	800
Net loss	$ 1,111,400

See independent auditor's report and accompanying notes.

Monterey Trading Group, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2004

Members' equity at December 31, 2003	$ 218,774
Capital contributions	0
Distributions	(1,165,000)
Net income	1,111,400
Members' equity at December 31, 2004	$ 165,174

See independent auditor's report and accompanying notes.

Monterey Trading Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ 1,111,400
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	2,598
(Increase) decrease in:	
Due from clearing organization	50,466
Deposit at clearing organization	(50,000)
Commissions receivable	6,326
Increase (decrease) in:	
Accounts payable and accrued expenses	7,908
Commissions payable	1,655
Net cash provided (used) by operating activities	1,130,353
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(1,165,000)
Net increase (decrease) in cash and cash equivalents	$ (34,647)
Cash and cash equivalents, December 31, 2003	42,204
Cash and cash equivalents, December 31, 2004	$ 7,557
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 800
Interest paid	$ 1,122

See independent auditor's report and accompanying notes.

Monterey Trading Group, LLC

Notes to the Financial Statements

December 31, 2004

(1) Organization

Monterey Trading Group, LLC (the Company) was organized as a limited liability company in the State of Delaware on November 26, 2001. The members' liability is limited to the firm's capital. The Company is a broker-dealer registered with the Securities and Exchange Commission and was accepted as a member of the National Association of Securities Dealers on January 2, 2003. The Company primarily represents institutional investors and conducts business under a fully disclosed agreement with Fiserv Securities, Inc.

(2) Summary of Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with clearing agreement with Fiserv Securities, Inc. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to the clearing organizations and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis which is not significantly different than recording transactions on a trade date basis.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

(2) Summary of Significant Accounting Policies (continued)

Commissions Receivable
The Company considers commissions receivable, all from the Company's clearing organization, to be fully collectible, and accordingly, no allowance for doubtful accounts have been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes
The Company, a limited liability company (LLC), is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Deposit Held at Clearing Organization

Under the Company's clearing agreement, a security deposit is required to be held at the Company's clearing agent in the amount of $100,000.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2004, the Company's net capital was $156,670, which exceeded the requirement by $56,670.

(5) Lease Obligations

The Company leases office space in Monterey, California on a month-to-month basis.

(6) Risk Concentration

During the year ended December 31, 2004, all revenues were earned from three institutional investors.

(7) Financial Instruments with Off-Balance-Sheet Risk

The Company introduces customer transactions to its clearing organization with whom the Company has correspondent relationships for clearing and depository services in accordance with terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligation in connection with their securities transactions.

SUPPLEMENTAL INFORMATION

Monterey Trading Group, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Net Capital:		
Total members' equity qualified for net capital		$ 165,174
Less: Non-allowable assets		
Property and equipment	$ 4,710	
Prepaid expense and other assets	1,274	
		5,984
Net capital before haircuts		$ 159,190
Less: Haircuts on securities		2,520
Net capital		$ 156,670
Net minimum capital requirement of 6.67% of aggregate indebtedness of $29,693 or $100,000, whichever is greater		100,000
Excess net capital		$ 56,670

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2004	$ 185,963
Decrease in members' equity	(31,891)
Decrease in nonallowable assets	2,598
Net capital per above computation	$ 156,670

Monterey Trading Group, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Fiserv Securities, Inc. or otherwise processed in accordance with Rule 15c3-1 (a) (2).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2004

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Monterey Trading Group, LLC
Monterey, California

In planning and performing our audit of the financial statements and supplemental schedules of Monterey Trading Group, LLC (the Company) for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2004, and this report does not affect our report thereon dated February 1, 2005.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 1, 2005